SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

Amendment No. 4

RLJ ENTERTAINMENT, INC.

RLJ Entertainment, Inc.
RLJ SPAC Acquisition, LLC

The RLJ Companies, LLC

Robert L. Johnson

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74965F203

(CUSIP Number of Class of Securities)

RLJ Entertainment, Inc.

8515 Georgia Avenue, Suite 650

Silver Spring, Maryland 20910

Attention: Miguel Penella, Chief Executive Officer

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing

Statement)

With copies to:

Arent Fox LLP 1717 K Street, NW Washington, DC 20006 Attention: Jeffrey Jordan, Esq. (202) 857-6473	Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, NY 10166 Attention: Clifford E. Neimeth, Esq. (212) 801-9200

This statement is filed in connection with (check the appropriate box):

☒               The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐                 The filing of a registration statement under the Securities Act of 1933.

☐                 A tender offer.

☐                 None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$64,470,874	$8,026.62

*                      The transaction value was determined based upon the sum of (A) the product of (i) 15,614,607 shares of common stock outstanding as of August 23, 2018 (including 104,368 shares of restricted common stock) minus (ii) the 11,477,085 shares of common stock beneficially owned in the aggregate by the AMC Entities and the Johnson Entities, multiplied by the per share merger consideration of $6.25, plus (B) the product of 1,400,000 shares of common stock underlying stock options, multiplied by $3.42 (the difference between the per share merger consideration of $6.25 and the weighted average exercise price of such options), plus (C) the product of 654,961 restricted stock units multiplied by the per share merger consideration of $6.25, plus (D) the product of 431,250 shares of performance stock units multiplied by the per share merger consideration of $6.25, plus (E) the product of (i) $7.81 multiplied by (ii) 3,021,473 shares of common stock issuable upon conversion of the shares of preferred stock (excluding the shares of preferred stock owned by the AMC Entities) plus (F) the product of 751,166 shares of restricted common stock issued upon the exercise of the warrants with an initial exercise date of May 20, 2015 (excluding warrants owned by the AMC Entities and the Johnson Entities), multiplied by the excess, if any, of (i) the per share merger consideration of $6.25 minus (ii) the exercise price per share of such warrants

**               The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2018. The fee is calculated by multiplying 0.0001245 by the proposed maximum aggregate value of the transaction of $64,470,874.

☒               Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $8,026.62	Filing Party: RLJ Entertainment, Inc.
Form or Registration No.: Schedule 14A	Date : August 28, 2018

Introduction

This Amendment No. 4 (the “Final Amendment”) to the Transaction Statement on Schedule 13E-3 filed on August 28, 2018, as amended by Amendment No. 1, filed on September 14, 2018, Amendment No. 2, filed on September 25, 2018 and Amendment No. 3, filed on October 5, 2018, together with the exhibits attached thereto (collectively, the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) RLJ Entertainment, Inc., a Nevada corporation (the “Company” or “RLJE”) and the issuer of the common stock, $0.001 par value (the “Common Stock”) that constitute the class of securities of the Company that is the subject of the Rule 13E-3 transaction, (ii) The RLJ Companies, LLC, a Delaware limited liability company, (iii) RLJ SPAC Acquisition, LLC, a Delaware limited liability company (“RLJ SPAC”) of which The RLJ Companies, LLC is the sole manager and the sole voting member, and (iv) Robert L. Johnson, the sole manager and the sole voting member of The RLJ Companies, LLC. The RLJ Companies, LLC, RLJ SPAC and Mr. Johnson are referred to collectively as the “Johnson Entities”. The Johnson Entities are Filing Persons of this Transaction Statement because they may be deemed to be affiliates of the Company.

On July 29, 2018, the Company entered into an Agreement and Plan of Merger, as amended by Amendment No. 1 dated October 2, 2018 (the “Merger Agreement”), by and among RLJE, AMC Networks Inc., a Delaware corporation (“AMC”), Digital Entertainment Holdings LLC, a Delaware limited liability company (“Parent”), and River Merger Sub Inc., a Nevada corporation (“Merger Sub”, and collectively with AMC and Parent, the “AMC Entities”). Pursuant to the terms of the Merger Agreement, on October 31, 2018, Merger Sub was merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement. Concurrently with the filing of this Final Amendment, the AMC Entities are also filing an Amendment No. 3 and final amendment to their Transaction Statement on Schedule 13E-3.

Item 15. Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On October 31, 2018, at a special meeting of RLJE’s common shareholders, the common  shareholders approved, by the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of the Common Stock entitled to vote thereon, a proposal to approve the Merger Agreement.

On October 31, 2017, immediately prior to the effective time of the Merger (“Effective Time”) under the Merger Agreement, the Reporting Persons, pursuant to the Contribution Agreement, contributed to Parent 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock in exchange for 17% of equity interests in Parent..

On October 31, 2018, RLJE and Merger Sub filed Articles of Merger with the Secretary of State of the State of Nevada, pursuant to which Merger Sub was merged with and into RLJE with RLJE surviving the Merger as a wholly owned subsidiary of Parent.

At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time, except for certain excluded shares (which included shares beneficially owned by the AMC Entities), automatically converted into the right to receive $6.25 in cash without interest (the “Per Share Merger Consideration”). The Merger Agreement also included provisions for the payment at the Effective Time of consideration, calculated based on the amount of the Per Share Merger Consideration, to the holders of outstanding RLJE preferred stock who elected to receive such cash consideration and holders of warrants to purchase Common Stock, except for certain excluded shares (which included shares beneficially owned by the AMC Entities). Such holders of outstanding RLJE preferred stock were entitled to receive $7.86 per underlying share of Common Stock. Such holders of outstanding warrants were paid the difference between $6.25 and the per share exercise price of their warrants.

As a result of the Merger, the Common Stock ceased to trade on The NASDAQ Capital Market (“NASDAQ”) as of the close of trading on October 31, 2018 and became eligible

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for delisting from NASDAQ and termination of registration under the Exchange Act pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i). Accordingly, RLJE has requested that NASDAQ file an application on Form 25 with the SEC to report that RLJE is no longer listed on NASDAQ and RLJE will file a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister the Common Stock and suspend its reporting obligations under the Exchange Act.

Item 16. Exhibits

Item 16 is hereby amended and supplemented as follows:

(a)(2)(i) Proxy Statement of RLJ Entertainment, Inc. (incorporated by reference to the Schedule 14A filed concurrently with Amendment No. 3 with the SEC).

(a)(2)(ii) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(2)(iii) Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(iv) Notice of Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(v) Joint Press Release issued by AMC Networks Inc. and RJE Entertainment, Inc., dated July 30, 2018, (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 30, 2018).

(c)(i) Opinion of Allen & Company LLC dated July 29, 2018 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(ii) Presentation Materials of Allen & Company LLC, dated May 2, 2018 (incorporated herein by reference to Exhibit (c)(ii) of the AMC Schedule 13E-3).

(c)(iii) Presentation of Allen & Company LLC to the Special Committee, dated July 29, 2018 (incorporated herein by reference to Exhibit (c)(iii) of the AMC Schedule 13E-3).

(c)(iv) Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated September 12, 2017 (incorporated herein by reference to Exhibit (c)(iv) of the AMC Schedule 13E-3).

(c)(v) Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated October 24, 2017 (incorporated herein by reference to Exhibit (c)(v) of the AMC Schedule 13E-3).

(c)(vi) Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated February 26, 2018 (incorporated herein by reference to Exhibit (c)(vi) of the AMC Schedule 13E-3).

(c)(vii) Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated April 20, 2018 (incorporated herein by reference to Exhibit (c)(vii) of the AMC Schedule 13E-3).

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(c)(viii) Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated May 2, 2018 (incorporated herein by reference to Exhibit (c)(viii) of the AMC Schedule 13E-3).

(c)(ix) Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated July 27, 2018 (incorporated herein by reference to Exhibit (c)(ix) of the AMC Schedule 13E-3).

(c)(x) Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated July 28, 2018 (incorporated herein by reference to Exhibit (c)(x) of the AMC Schedule 13E-3).

(d)(i) Agreement and Plan of Merger, dated July 29, 2018, by and among RLJ Entertainment, Inc., AMC Networks Inc., Digital Entertainment Holdings LLC and River Merger Sub Inc. (incorporated herein by reference to Annex A-1 of the Proxy Statement).

(d)(ii) Amendment No. 1 to the Agreement and Plan of Merger, dated October 2, 2018, by and among RLJ Entertainment, Inc., AMC Networks Inc., Digital Entertainment Holdings LLC and River Merger Sub Inc. (incorporated herein by reference to Annex A-2 of the Proxy Statement).

(d)(iii) Voting and Transaction Support Agreement, dated as of July 29, 2018, by and among Parent, the Johnson Entities and the Company (incorporated herein by reference to Annex C of the Proxy Statement).

(d)(iv) Contribution Agreement, dated as of July 29, 2018, by and between the Johnson Entities and Parent (incorporated herein by reference to Exhibit 99.17 to Amendment No. 12 to the Johnson Entities’ Schedule 13D filed with the SEC on July 30, 2018).

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SIGNATURES

After due inquiry and the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 1, 2018

RLJ ENTERTAINMENT, INC.
By:	/s/ MIGUEL PENELLA
Name:	Miguel Penella
Title:	Chief Executive Officer

RLJ SPAC ACQUISITION, LLC
By:	/s/ H. VAN SINCLAIR
Name:	H. Van Sinclair
Title:	President

THE RLJ COMPANIES, LLC
By:	/s/ H. VAN SINCLAIR
Name:	H. Van Sinclair
Title:	President

ROBERT L. JOHNSON
/s/ ROBERT L. JOHNSON
Name:	Robert L. Johnson

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